Volaris Reports August 2024 Traffic Results:
87% Load Factor

Mexico City, Mexico, September 4, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its August 2024 preliminary traffic results.

In August 2024, Volaris' ASM capacity decreased by 15.1% year-over-year due to the accelerated Pratt & Whitney engine inspections and the resulting aircraft groundings. Volaris transported 2.6 million passengers during the month at a load factor of 87.0%, flat against last year’s levels. RPMs for the month decreased by 15.3%, with Mexican domestic RPMs down by 22.0%, while international RPMs were effectively flat.

Enrique Beltranena, Volaris’ President and CEO said: "Our strategic fleet mitigation plan is on track and continues to deliver favorable outcomes. We have met our goals since the engine inspections began, and we are managing the situation with almost 30% of our fleet on the ground. We reaffirm our annual capacity guidance, which indicates an approximate 14% reduction. Volaris concluded the summer high season with a very solid operational performance and strong demand, which drove high load factors. Please note that comparable load factor figures from August through December of last year already include the consolidation of flights driven by the first round of accelerated P&W engine inspections."

	August 2024	August 2023	Variance	YTD August 2024	YTD August 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,635	2,097	-22.0%	12,009	15,360	-21.8%
International	966	972	-0.6%	7,417	7,222	2.7%
Total	2,601	3,069	-15.3%	19,426	22,582	-14.0%
ASMs (million, scheduled & charter)
Domestic	1,820	2,348	-22.5%	13,275	17,851	-25.6%
International	1,168	1,173	-0.4%	9,101	8,558	6.3%
Total	2,989	3,521	-15.1%	22,376	26,409	-15.3%
Load Factor (%, RPMs/ASMs)
Domestic	89.8%	89.3%	0.5 pp	90.5%	86.0%	4.4 pp
International	82.7%	82.9%	(0.2) pp	81.5%	84.4%	(2.9) pp
Total	87.0%	87.2%	(0.1) pp	86.8%	85.5%	1.3 pp
Passengers (thousand, scheduled & charter)
Domestic	1,958	2,418	-19.0%	14,246	17,732	-19.7%
International	651	662	-1.6%	5,058	4,968	1.8%
Total	2,609	3,080	-15.3%	19,304	22,701	-15.0%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 214 and its fleet from 4 to 137 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.